UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 02 2021
Washington DC
416

21002238

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenuse of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candace L Scappator 704-341-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Candace L. Scappator, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Mecklenburg
This instrument was acknowledged before me on 19 day of Feb, 2021 by Candace L Scappator

Notary Public's Signature
My Commission Expires 02/14/2022

Notary Public

MICHAEL J KELLEY
COMMISSION NO. 201705100159
NOTARY
PUBLIC
MY COMMISSION EXPIRES 02/14/2022
MECKLENBURG COUNTY, N.C.

Signature

Assistant VP; Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITABLE

Equitable Distributors, LLC's Exemption Report

Equitable Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k):* (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (*k*) throughout the year ended December 31, 2020 without exception.

Equitable Distributors, LLC

I, Candace Scappator, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.

By: DocuSigned by: Candace Scappator 1CD2707F94D74AD...

Title: Vice President, Chief Financial Officer, and Principal Financial Officer

Equitable Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
Year Ended December 31, 2020

(Confidential Treatment Requested)

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Index
Year Ended December 31, 2020

Page(s)

Financial Statements

Supplemental Schedules

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Equitable Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equitable Distributors, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2020 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2021

We have served as the Company's auditor since 1995.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
Year Ended December 31, 2020

Assets	
Cash and cash equivalents	$ 45,127,363
Securities owned, at fair value	15,035,094
Prepaid commissions	944,246
Receivable from affiliates	49,699
Other assets	109,322
Total assets	$ 61,265,724
Liabilities and Member's Capital	
Liabilities	
Payable to brokers	$ 33,180,540
Payable to affiliates, net	2,870,141
Accounts payable, accrued expenses and other liabilities	1,379,460
Total liabilities	37,430,141
Member's capital	23,835,583
Total liabilities and member's capital	$ 61,265,724

The accompanying notes are an integral part of these financial statements.

This annual report is deemed CONFIDENTIAL in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Operations
Year Ended December 31, 2020

Revenues	
Commission and fee revenues	$ 498,057,749
Fee income from trusts	271,217,284
Other income	569,212
Total revenues	769,844,245
Expenses	
Commission expenses	516,191,443
Administrative and personnel service charges	81,749,164
Support service expense	170,853,782
Total expenses	768,794,390
Income before income tax	1,049,856
Income tax provision	234,836
Net income	$ 815,020

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2020

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2020	$ 31,842,615	$ (8,822,052)	$ 23,020,563
Net income		815,020	815,020
Balances at December 31, 2020	$ 31,842,615	$ (8,007,032)	$ 23,835,583

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 815,020
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	(25,005)
Unrealized gain on securities owned, at fair value	38,126
Amortization on securities owned	29,609
Decrease (increase) in operating assets	
Prepaid commissions	(195,144)
Receivable from affiliates	(15,048)
Other assets	4,101
Increase (decrease) in operating liabilities	
Payable to brokers	1,939,683
Payable to affiliates, net	(1,606,365)
Accounts payable, accrued expenses and other liabilities	242,672
Net cash provided by operating activities	1,227,648
Cash and cash equivalents	
Beginning of year	43,899,715
End of year	$ 45,127,363
Supplemental disclosures	
Federal Income taxes paid to parent	$ 346,156

The accompanying notes are an integral part of these financial statements.

1 Organization

Equitable Distributors, LLC (the "Company"), formerly known as AXA Distributors, LLC through June 15, 2020, is a wholly owned subsidiary of EQ Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of Equitable Financial Life Insurance Company ("EFLIC"). EFLIC is a wholly owned indirect subsidiary of Equitable Holdings, Inc. ("EQH").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by EFLIC and Equitable Financial Life Insurance Company of America ("EFLOA"), both of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. Through March 31, 2020, the Company also engaged in the distribution of fixed and variable annuity and life insurance products issued by U.S. Financial Life Insurance Company ("USFL"). On December 10, 2019, Holdings entered into a definitive agreement to sell USFL and the transaction closed on April 1, 2020. The Company also distributes shares of EQ Advisors Trust and Equitable Premier VIP Trust ("Trusts"), open-end management investment companies managed by Equitable Investment Management Group LLC, a wholly owned subsidiary of EFLIC, to EFLIC and EFLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2 Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

<u>Commission and fee revenue</u>

Commission and fee revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized, which is also when the performance obligations are satisfied. Commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years (See Note 5). The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded in Commission expenses.

Fee income from trusts

The Company performs distribution services continuously over the contract period and earns the right to this element of compensation each day as distribution services are performed for and consumed by the Trust. Fee income from the Trust is earned each day by the Company based on average daily AUM reporting and cash-settled with the Trusts each month at a rate per annum for the average daily net assets attributable to the share class/portfolio for which the Company provides distribution services. The performance obligations are satisfied continuously over a period of time (see Note 5).

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash equivalents at December 31, 2020 include an investment in an affiliated registered investment company's money market fund of $45,020,207, who's carrying value approximates the fair value as reported by the registered money market fund. Interest income is accrued as earned. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2020.

Income Taxes
The Company is included in the consolidated federal income tax return filed by EQH. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from EFLIC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates (See Note 7). Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

Adoption of New Accounting Pronouncements

On January 1, 2020, the Company adopted FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has identified certain Receivables and fixed income securities to fall within the scope of the standard; based on the short term, low risk nature of these assets, which the Company has determined approximate fair values, the Company has determined that Implementation of this guidance did not have a material impact on the Company's financial statements.

COVID-19

During 2020, the COVID-19 pandemic negatively impacted the U.S. and global economies and created potential impacts and risks to the Company's business. As of December 31, 2020, COVID-19 potential impacts have been below initial expectations. However, it is expected that the effects from the pandemic are likely to persist for months to come, and as a result, the extent and nature of its full financial impact cannot reasonably be estimated at this time due to the continued uncertainty as to the severity and duration of the pandemic.

Subsequent Events

Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 26, 2021, the date that these financial statements were available to be issued.

3 Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 45,020,207	$ -	$ -	$ 45,020,207
Securities owned, at fair value	-	15,035,094	-	15,035,094
Total assets	$ 45,020,207	$ 15,035,094	$ -	$ 60,055,301

Cash equivalents classified as Level 1 is an investment in a registered investment company money market fund and is carried at it's approximate fair value as reported by the registered money market fund.

Securities owned, at fair value classified as Level 2 are two US Treasury Bonds, one maturing on 2/15/2021 with a coupon rate of 2.25%; and another on 5/15/2021 with a coupon rate of 2.625%. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with market approach which considers, among other things, use of third party vendor quotes.

4 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $21,883,455 which exceeded required net capital of $2,495,344 by $19,388,111 and the Company's ratio of aggregate indebtedness to net capital was 1.71 to 1.

5 Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by EFLIC, EFLOA and USFL from which it receives compensation in accordance with its distribution agreements with these carriers. Commission and fee revenues of $498,057,749 were paid by EFLIC, EFLOA and USFL to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company recognized distribution fees of $271,217,284 from the Trusts based on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of EFLIC and EFLOA variable annuity and life insurance contracts. Pursuant to a sub-distribution agreement with Equitable Advisors, LLC, the Company, in its capacity as distributor of the Trusts agreed to compensate Equitable Advisors, LLC for providing distribution and shareholder support services. The Company incurred $170,853,782 of support service expenses in 2020.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, EFLIC provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2020, the Company reimbursed EFLIC $81,749,164 for the cost of providing such services included within Administrative and personnel service charges, including $2,413,065 of allocated costs for various stock-based compensation plans sponsored by EQH.

Receivable from affiliates includes the following:

Receivable from PlanConnect LLC for fees	$ 49,699
Receivable from affiliates	$ 49,699

Payable to affiliates, net includes the following:	
Payable to EFLIC for administrative fees, personnel service charges and taxes	$ 19,116,241
Receivable from EFLIC for commissions and fees	(17,304,987)
Net payable to EFLIC	$ 1,811,254
Payable to EFLOA for fee income	773,396
Payable to EQH for personnel related expenses	176,661
Payable to Equitable Network, LLC for commission expenses	24,134
Payable to Equitable Advisors, LLC for commission expenses	63,876
Payable to PlanConnect, LLC for a deposit	20,000
Payable to Equitable Distrbution Holding	820
Payable to affiliates, net	$ 2,870,141

6 Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts, which management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7 Taxes

As a single member limited liability company, the Company is treated as a division of EFLIC for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, EFLIC allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense	$ 245,598	$ 14,243	$ 259,841
Deferred (benefit)	(24,953)	(52)	(25,005)
	$ 220,645	$ 14,191	$ 234,836

The Company has $ 190,560 of deferred tax assets included in Payable to affiliates, net as of December 31, 2020.

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2020, the Company had a net current tax liability of $342,761 comprised of a federal income tax liability of $252,252 included in Net Payable to EFLIC (see Note 5) and a state income tax liability of $90,509 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2020, the Company recorded a liability for uncertain tax positions of $566,646, including $42,646 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 21% due to state income tax.

During the fourth quarter of 2020, the Company agreed to the Internal Revenue Service's Revenue Agent's Report for its consolidated 2010 through 2013 Federal corporate income tax returns. The 2014 through 2019 tax years are open to examination by the Internal Revenue Service and the 2015 through 2019 tax years are open to examination by state tax authorities.

Supplemental Schedules

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Supplemental Schedule
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020 **Schedule I**

Net capital	
Total member's capital	$ 23,835,583
Nonallowable assets	
Prepaid commissions	944,246
Receivable from affiliates	49,699
Other assets	20,191
Net capital before haircuts on securities owned & cash equivalents	22,821,447
Haircuts on securities owned and cash equivalents	937,992
Net capital	21,883,455
Computation of basic net capital requirement	
Aggregate indebtedness	37,430,141
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,495,344
Capital in excess of minimum requirements	$ 19,388,111
Ratio of aggregate indebtedness to net capital	1.71 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2020 as filed on January 25, 2021

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Supplemental Schedule
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2020 **Schedule II**

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (K)(1) of Rule 15c3-3 dealing with introducing brokers.

pwc

Report of Independent Accountants

To the Board of Directors of Equitable Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Equitable Distributors, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Equitable Distributors, LLC for the year ended December 31, 2020, solely to assist the specified parties in evaluating Equitable Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Equitable Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. The amount of $576 was compared to check number 2457072 dated July 17, 2020 obtained from Candace Scappator, Director, Finance Department noting no differences.

    b. The amount of $276 was compared to check number 02461747 dated February 1, 2021 obtained from Candace Scappator, Director, Finance Department noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $769,844,245 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 7, net loss from securities in investment accounts, of $38,126 to account 1410000BA0 on the December 31, 2020 Trial Balance provided by Candace Scappator, Director, Finance Department noting no differences.

    b. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $769,314,649 to the sum of accounts 7020000014, 7730000002, 7730000024, 7730000023, 7020000476, 7020000480,

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

pwc

7020000500, 7020000502, and 7020000477 on the December 31, 2020 Trial Balance, provided by Candace Scappator, Director, Finance Department noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $567,722 and $852 respectively of the Form SIPC-7 noting no differences.

   b. Recalculated the mathematical accuracy of the Total additions on page 2 of $38,126 and Total deductions on page 2 of $769,314,649 noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of Equitable Distributors, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equitable Distributors, LLC

We have reviewed Equitable Distributors, LLC's (the "Company") assertions, included in the accompanying Equitable Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the"exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2021

EQUITABLE

Alfred J. D'Urso
Equitable Distributors, LLC
Chief Compliance Officer

February 26, 2021

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Branch of Registrations and Examinations
100 F. Street, NE – Mail Stop 8031
Washington, DC 20549

Re: Equitable Distributors, LLC – CRD #25900 (f/k/a) AXA Distributors, LLC
Audited Financial Statements

Dear Sir/Madam:

On behalf of Equitable Distributors, LLC, enclosed please find 2 sets of the firm's Annual Audited Financial Statements and Supplemental Schedules (Audited Financials) for the fiscal year ended December 31, 2020.

Should you have any questions concerning this filing, please feel free to contact me at (212) 314-2137.

Very truly yours,

Alfred J. D'Urso

cc: Candace Scappator

Encs/Financials

893612v1

Equitable Distributors, LLC
1290 Avenue of the Americas, 16th Floor, New York, NY 10104
Tel: 212-314-2137 Fax: (212) 314-3526
alfred.durso@equitable.com